Harvest Energy Trust News Release
(HTE.UN TSX; HTE NYSE)

HARVEST ENERGY TRUST ANNOUNCES THIRD QUARTER 2006
FINANCIAL AND OPERATING RESULTS

Calgary, November 8, 2006 (TSX: HTE.UN; NYSE: HTE) Harvest Energy Trust ( Harvest ) today announces the release of its third quarter 2006 financial and operating results. The unaudited financial statements, notes and MD&A are filed on SEDAR and are available on Harvest s website on the Financial Information Quarterly Reports page. All figures reported herein are Canadian dollars unless otherwise stated. Readers are reminded that the third quarter results reflect two months of production from the Birchill Energy Limited ( Birchill ) acquisition, completed during the third quarter.

Highlights:

  Cash Flows of $147.5 million ($1.39 per trust unit) in the quarter, an increase of 42% over the $103.5 million ($2.14 per trust unit) for the third quarter 2005, and year to date Cash Flows of $395.5 million ($4.09 per trust unit), an increase of 85% over $213.4 million ($4.78 per trust unit) for the same period in 2005;

  Daily production averaged 62,178 barrels of oil equivalent per day (boe/d), 66% higher than 37,549 boe/d recorded in the same period in 2005, and 3% higher than production reported in the previous quarter. Higher volumes reflect additional production from the acquired Birchill properties integrated in the quarter, as well as other successful optimization projects, slightly offset by downtime experienced due to outages at third party operated processing facilities;

  Announced the acquisition of North Atlantic Refining Limited ( North Atlantic ) and related businesses, consisting primarily of a high-quality, medium-sour hydrocracking refinery with current capacity of 115,000 barrels per stream day situated in the Canadian Province of Newfoundland and Labrador. This acquisition improves our long term sustainability and positions Harvest as a uniquely integrated energy trust. The refinery requires a relatively low level of annual capital expenditure, yet produces primarily high value products that meet the stringent specifications for premium priced markets in the northeastern United States;

  On October 25, 2006 Harvest announced a financing in order to repay bridge facilities associated with the North Atlantic acquisition. In light of the recent statements from the federal Minister of Finance respecting the taxation of income trusts and the ensuing impact to the capital markets, Harvest remains in discussions with its underwriters and is assessing various alternatives to proceed with the offering;

  Declared cash distributions of $0.38 per trust unit for each month in the quarter resulting in a payout ratio of 83%, and confirmed the fourth quarter 2006 distributions at $0.38 per trust unit per month;

  Further contributed to our sustainability by reinvesting $129.1 million in capital development, drilling and optimization work with 64% of the capital allocated to drilling and tie-in activities, and 17% to optimization and facility enhancements to improve production efficiency. During the quarter, 76 gross wells were drilled with a success rate of 97%, including 17 oil wells in Southeast Saskatchewan, 6 wells in Lloydminster, 9 wells in Hayter and 7 wells in Suffield;

  Commenced a condensate injection enhanced oil recovery pilot study shortly after the end of the quarter at Hayter. If successful, this project could potentially improve recovery of the area s 130 million barrels of original oil in place by as much as 10%;

  Subsequent to the end of the quarter, entered into an agreement to sell two small, non-operated assets of approximately 200 boe/d which would net proceeds of $20 million or $100,000 per flowing boe.

Financial & Operating Highlights

The table below provides a summary of Harvest's financial and operating results for the three and nine month periods ended September 30, 2006 and 2005, and the second quarter of 2006.

		Three months ended			Nine months ended
				2006 to
FINANCIAL ($000s except where				2005			Year over
noted)	Sept. 30,	June 30,	Sept. 30,	Quarter	Sept. 30,	Sept. 30,	Year
	2006	2006	2005	Change	2006	2005	Change
Revenue, net(1)	312,864	233,128	143,524	118%	677,424	262,069	158%

Cash Flow(2)	147,471	147,010	103,508	42%	395,452	213,412	85%
Per trust unit, basic(2)	$1.39	$1.45	$2.14	(35%)	$4.09	$4.78	(14%)
Per trust unit, diluted(2)	$1.34	$1.43	$2.09	(36%)	$3.94	$4.55	(13%)

Net income (loss)	107,768	60,682	52,862	104%	134,513	29,308	359%
Per trust unit, basic	$1.01	$0.60	$1.09	(7%)	$1.39	$0.66	111%
Per trust unit, diluted	$0.99	$0.60	$1.08	(8%)	$1.38	$0.64	116%

Distributions declared	123,112	115,889	46,691	164%	333,813	108,957	206%
Distributions declared, per trust
unit	$1.14	$1.14	$0.95	20%	$3.39	$2.15	58%
Payout ratio (2)(3)	83%	79%	45%	38%	84%	46%	38%
Cash capital asset additions
(excluding acquisitions)	129,054	54,230	31,655	308%	286,523	81,032	254%
Bank debt	591,189	227,554	34,649	1,606%	591,189	34,649	1,606%

Production
Light to medium oil (bbl/d)	28,394	28,951	18,868	50%	27,136	16,618	63%
Heavy oil (bbl/d)	13,919	13,037	13,735	1%	14,003	13,906	1%
Natural gas liquids (bbl/d)	2,595	2,016	850	205%	2,111	810	161%
Natural gas (mcf/d)	103,618	96,848	24,574	322%	91,379	26,839	240%
Total daily sales volumes
(boe/day)	62,178	60,145	37,549	66%	58,480	35,807	63%
(1) Revenues are net of royalties and risk management activities
(2) These are non-GAAP measures; please refer to Non-GAAP Measures in this MD&A.
(3) Ratio of distributions declared to Cash Flows, excluding special distribution of $10.7 million settled with the issuance of trust units in 2005.

Message to Unitholders

Operational Update

The third quarter of 2006 was an active and successful period operationally. Production during the quarter averaged 62,178 barrels of oil equivalent per day (boe/d), which was on target and an increase of 66% over the 37,549 boe/d reported for the same period in 2005. This level reflects the impact of the Viking merger, just over 6,000 boe/d of production added in August through the acquisition of Birchill Energy Limited (Birchill), a private Canadian oil and gas company which closed during the quarter, as well as production additions gained through our drilling and optimization activities. During the quarter, production volumes were negatively impacted at Markerville, where approximately 3,500 boe/d of production was shut-in for the month of July and the first week of August following a fire at a non-operated gas processing facility. Business interruption insurance was in place (subject to a 30 day deductible period) and we will be pursuing compensation for the qualifying period during the fourth quarter.

We were very active through the third quarter, investing $129.1 million into our portfolio of drilling, optimization and enhancement activities. We drilled 76 gross (60 net) wells with a success rate of 97%, with a significant portion of our drilling activity focused on oil opportunities given very strong field prices for our mix of light / medium and heavy oil. Our most active drilling area was southeast Saskatchewan, which produces light oil (33° API) from the Tilston and Souris Valley formations. We drilled 17 gross horizontal wells in southeast Saskatchewan during the quarter, bringing our total for the year in that area to 28 gross wells. At Lloydminster, a successful horizontal well test in 2005 was quickly translated into field development of the Lloydminster oil formation, and we drilled 6 gross horizontal wells since the middle of June. At Hayter and Suffield we continue to find incremental oil from the Dina and Glauconitic formations with a total of 16 gross infill horizontal wells drilled in the quarter in these two areas. Water handling upgrades at Suffield were also completed during the quarter, which will allow us to optimize production of both existing and newly drilled wells throughout the fourth quarter. In the first nine months of 2006 we drilled 195 gross wells, with an additional 40 to 50 gross wells planned for the balance of the year. With the acquisition of Birchill, we also increased our 2006 capital budget by $50 million to $300 million, including $25 million budgeted specifically for the new Birchill properties. Due to the success of our year to date drilling program coupled with favorable weather conditions in Western Canada, we plan to further expand our drilling and optimization budget to accelerate some of our 2007 capital projects into the fourth quarter of 2006.

We continue to be pleased with the drilling success and optimization activities within our properties, which are a significant contributor to our ongoing sustainability. This is further supported by enhanced oil recovery projects at several of our large original resource in place properties, including Hayter, Kindersley, Wainwright and Suffield. Shortly after the end of the third quarter, we began preparations for a condensate injection pilot project at Hayter, which has over 130 million barrels of original oil in place. The oil at Hayter is heavy so we blend it with condensate in order to meet the pipeline viscosity specifications for shipping. Under the pilot project, we are testing the viability of injecting condensate directly into the reservoir to reduce the viscosity of the oil, thereby improving recovery. The cost to do this is very minimal because we already have condensate on site for blending, but if successful, this could increase the ultimate recovery of that reservoir by an additional 10%. Other enhanced oil recovery projects that we are evaluating for pilot testing in 2007 include a brine flood at Kindersley, designed to improve permeability and flood sweep efficiency, and polymer injection at Wainwright and Suffield to also increase waterflood sweep efficiency. Technical work has begun on these projects, which we believe will ultimately result in incremental reserves, further contributing to our future sustainability. Our independent reserve evaluators have not yet booked any reserves associated with the enhanced oil recovery projects being undertaken on these properties, which represents future upside for Harvest.

In addition to our active internal development program, we continue to actively seek out value adding acquisition opportunities, which has become more challenging with the increased competition for assets in Western Canada. We were very pleased to be successful in acquiring the Birchill assets, which have given us just over 6,000 boe/d of production in close proximity to our existing assets in Central Alberta. As a result of this acquisition, we are a working interest owner in an active and emerging Leduc oil play in the Sylvan Lake area. These Leduc pinnacle reefs are characterized by high initial productivity with some wells capable of producing at rates in excess of 1,000 boe/d. Harvest s interest in these wells ranges between 37.5% and 50%. Associated with the Birchill acquisition, we also concluded a $200 million equity financing. This financing was increased to $230 million as the underwriters elected to exercise their overallotment option, and Harvest issued 7.0 million trust units. The equity issuance was important for preserving our balance sheet strength which improves our ability to undertake future potential acquisitions.

Value Creation

Our business strategy has always been focused on value, and since our inception, we have often found value by looking where others were not. We strive to acquire assets that have future upside potential and built-in value-optionality. We have been successful at doing this in the past, evidenced by our performance and our large inventory of internal development projects. As the competition and cost of assets in Western Canada has increased, it has become more challenging to acquire these opportunities at prices that we feel are attractive for our unitholders. Consistent with our strategy, Harvest has taken a number of steps to increase our competitive position going forward, including the merger of Harvest and Viking, retaining stronger technical and operational staff and strengthening our balance sheet. Although we continued looking for asset acquisitions that would enable us to extend our value chain, such as Birchill, we also recognized that as a producer of light / medium and heavy grades of crude oil, there was an opportunity to get involved with upgrading or refining assets to provide us with a natural hedge. During the third quarter, we successfully implemented this part of our strategy with the acquisition of North Atlantic Refining.

This acquisition gives us a high quality, medium-sour hydrocracking refinery with current capacity of 115,000 barrels per stream day situated in the Canadian province of Newfoundland and Labrador. Its strategic position along major shipping routes through the Atlantic Ocean has several advantages. We are in close proximity to crude feedstock sources such as Latin America, Russia or the Middle East, and also have ready access to large markets in the northeastern U.S. and other parts of the U.S. for refined products. Of the refinery s product slate, 75% are very high value products including reformulated gasoline (also called RBOB gasoline ), ultra low sulfur diesel, and jet fuel. As a result, the refinery offers strong cash flow characteristics, with annual maintenance capital estimated at approximately $40 million. Based on its current configuration and high quality product slate, the refinery does not require any additional investment beyond this maintenance capital for its continued operations. However, future enhancement opportunities do exist to upgrade the remaining 25% of the throughput from heavy fuel oil and transform it into the higher value gasoline, diesel and jet fuel products. We see very compelling economics for undertaking this type of discretionary project, and intend to pursue it in a prudent manner once the technical and financial requirements are fully understood.

In addition to the refinery, North Atlantic also includes a marketing business, with 69 retail gas stations in Newfoundland, 20,000 home heating customers, a chain of home heating stores, and a marine services division. These ancillary businesses have very strong brand recognition in the province and contribute approximately 5% - 10% to the overall cash flow from North Atlantic.

In order to finance this acquisition, we arranged a syndicated credit facility through the leading Canadian banks and several global financial institutions, and are very pleased with the strength and support received from the financial community. The credit facility consists of a $1.4 billion three year revolver, supplemented by a $350 million secured bridge with an eighteen month term, and a $450 million unsecured bridge with a six month term.

Subsequent to the end of the quarter, Harvest announced a $500 million bought deal financing; consisting of $400 million of convertible debentures and $100 million of trust units. At this time, Harvest remains in discussions with its underwriters and is assessing various alternatives to proceed with the offering. The proceeds from this financing will be used to repay the existing bridge financing and will provide Harvest with greater flexibility for recapitalizing our balance sheet over the coming months. Also after the end of the quarter, we entered into an agreement to sell two small assets totaling approximately 200 boe/d for total proceeds of $20 million. This translates into a realized price of approximately $100,000 per flowing barrel. The properties to be divested were non-operated, with one located in the Rainbow area and the other representing a small portion of our interest in Crossfield. We continue to be open to future opportunities for creating value for unitholders from the properties within our portfolio, and possibly facilitating further debt repayment. Undertaking such transactions also helps support our ongoing strategy to consolidate as well as high grade our asset base.

On October 31, the Canadian government made a surprise announcement proposing to amend the Income Tax Act (Canada) to apply a Distribution Tax on distributions from publicly traded income trusts. Under the proposal, newly formed trusts would be subject to tax in 2007, while existing trusts such as Harvest would benefit from a four year transition period and would not be subject to the new measures until the 2011 taxation year. Harvest intends to be active and work with our various industry associations to support the interests of our unitholders and other stakeholders. Like so many of our Canadian and non-resident unitholders, we were very disappointed by this announcement but remain committed to our strategy of creating value for our unitholders. We intend to keep our stakeholders informed regarding our efforts and activities with respect to this issue by posting updates regularly on our website at www.harvestenergy.ca.

We also want to take this opportunity to thank director Hank Swartout, who is leaving the Harvest Board effective November 8, 2006. Since our inception, Mr. Swartout has provided a great service to Harvest and our unitholders and has now decided to dedicate more time to his non-business ventures. We wish him well in his retirement and thank him for his contributions.

Outlook

Based on our success in our 2006 capital program, we have added a net $25 million to our 2006 capital program. Despite volatility in commodity prices in the latter part of 2006, Harvest has confirmed the fourth quarter 2006 monthly distributions at C$0.38 per trust unit. We believe this stable distribution level demonstrates our commitment to sustainability and the potential for increased cash flow in 2007 associated with our refinery business. Based on current price forecasts and assuming the same distribution level is maintained, we would anticipate Harvest s payout ratio will be reduced in 2007 relative to levels reported in 2006.

We have finalized our budget for 2007, and are forecasting production in our upstream business to average 65,000 boe/d based on a capital budget of $360 million which reflects $315 million in the upstream plus $45 million in the downstream and throughput in our downstream operations to be approximately 105,000 barrels per day. The downstream investment reflects maintenance capex plus $15 million of discretionary capex for enhancement opportunities. A small portion of the upstream capex may be accelerated into 2006 if the weather is supportive of starting the winter program in late 2006. We expect to be able to finance this capital spending program out of cash flow and other established financing sources. There are no major turnarounds scheduled for the refinery in 2007.

The team at Harvest is proud of the success we ve achieved to date and want to thank all of our stakeholders and employees for their ongoing support. However, we intend to continue our efforts to voice concern over the government s tax plans and will seek creative and innovative ways to maximize value for our unitholders as we have successfully done in the past. With a more diversified and extended value chain, we are very well positioned to continue executing our value-creation strategy. We are determined to work together with our partners to meet the challenges facing Harvest and our industry.

Conference Call & Webcast

To provide further discussion of our third quarter 2006 financial and operating results, Harvest will be hosting a conference call and Webcast at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 9th, 2006. Callers may dial 1-877-888-3490 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275 and entering passcode 631699.

Webcast listeners are invited to go to the Investor Relations Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with a combined economic life index of approximately 16 years, and current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as may , will , should , anticipate , expects and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca